Mail Stop 4561

August 31, 2006

Andrew C. Corbin
Executive Vice President and
Chief Financial Officer
Emdeon Corporation
669 River Drive, Center 2
Elmwood Park, New Jersey 07407-1361

>   **Re: Emdeon Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 16, 2006**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2006**
>   **Filed August 9, 2006**
>   **File No. 000-24975**

Dear Mr. Corbin:

        We have reviewed your response to our letter dated July 18, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q filed August 9, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.   We note your disclosure in the recent developments section on page 29 where you indicate that you have entered into a definitive agreement to sell your Emdeon Practice Services segment. Pursuant to FR-72, a company's MD&A should provide insight into material opportunities, challenges and risks, such as those

presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Tell us what consideration you gave to including a discussion of the potential impact of selling your Emdeon Practice Services segment, what actions management is taking to overcome the possible future declines in revenue from this sale and the potential gain or loss on the sale of this segment. We refer you to Section III.B.3 and 4. of SEC Release No. 33-8350.

2.   We also note in your 10-Q for the quarter ended March 31, 2006 that you received several inquiries from third parties expressing interest in acquiring your Emdeon Practice Services segment and that your Board of Directors authorized the commencement of a process to evaluate strategic alternatives relating to this segment. As a result of the agreement dated August 8, 2006 to sell your Emdeon Practice Services segment, tell us how you considered paragraphs 30 and 33 and 41 - 43 of SFAS 144 in determining the classification of the assets and the operations of this segment in your 10-Q for the quarter ended June 30, 2006 (i.e. assets held for sale and discontinued operations). In your response, please address each of the criteria in paragraph 30 of SFAS 144. If each of the criteria in paragraph 30 was met after June 30, 2006 but before issuance of your 10-Q, tell us how you considered including the required disclosures of paragraph 47(a) in your 10-Q for the quarter ended June 30, 2006. Please advise.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Patrick Gilmore at (202) 551-3406, or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief